December 21, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: John Zitko

Dear Mr. Zitko,

Re:	Principle Security International Incorporated
Form SB-2 Registration Statement on Form SB-2
Amendment 2 Filed November 27, 2007
File No. 333-145730

With reference to your facsimile of December 6, 2007 we are providing you with our response to your comments, in connection with your review of the Form SB-2 Registration Statement originally filed with the Securities and Exchange Commission on August 27, 2007.

         General

1.

We note your response to comment one from our letter dated November 20, 2007 and your quotation of Telephone Interpretation 44: “A secondary offering by a control person that (sic) is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).” The staff’s previous two comments requested a legal analysis from you so as to reach a determination as to whether the company’s offering should be deemed by or on behalf of the registrant. You have simply stated that one not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).

We continue to believe that the transaction should be deemed a primary offering by the registrant of its shares to the public through the selling shareholders because of the circumstances surrounding the offering, including the following:

	-	the company is registering all of the shares held by persons other than the CEO and approximately 70% of the total number of shares issued and outstanding;

At the request of the individual shareholders, the company is registering the shares held by those shareholders. The company will not be receiving any proceeds from the sale. Any gains will go directly to the shareholders.

Not more than 10% of the private placement was purchased by any one shareholder. It is unfair to run a cumulative amount since it is irrelevant and immaterial in light of the fact that each individual shareholder exercises independent judgment over his investment decisions. Further, no controlling shareholders are reselling their shares.

-     the selling shareholders are “friends and business associates” of the CEO;

I elected to solicit funds from people I knew. While they are friends, I do not exercise any control over them and likewise they do not exercise any control over Principal Security International Incorporated or me.

-     the selling shareholders have held the shares for a limited period of time;

All of the shares have been held for more than six months. In light of the SEC’s new regulations operative February 15, 2008, six months is not “a limited” time.

-     the selling shareholders purchased the shares shortly after the company was organized;

The sale of shares was necessary to obtain capital to begin operations. If capital wasn’t ingested, the Company could not have been formed and the business venture would not have developed. Ingestion of capital soon after formation is somewhat common in order to start up a business.

-     the selling shareholders purchased the shares for nominal consideration and the Company received only nominal proceeds; and

The amount of money raised was not nominal.

-     the company intends to “apply to NASD over-the-counter bulletin board for the quotation of our common stock” while engaging in only minimal start-up activities.

Some years ago new businesses would raise capital to initiate operations. That was accomplished through a best efforts underwriting. If more than $4 million was raised; there were more than 100 shareholders; and, the price of the offering price was more than $4.00 per share, the stock would begin trading on the NASDQ small cap when the underwriting was finished, but prior to commencing operations. In those cases, the application was filed before the money was raised. Further, the concept of a start up or development stage company continues to be recognized by the SEC in its release pertaining to Blind Pools issued in the early 1990’s wherein the SEC concluded mining start up companies would not be blind pools even if they owned no mining properties.

In short, it appears that the selling shareholders should be allowed to sell their shares at the market price if a market develops on the Bulletin Board. Until that happens, the price will be fixed at $0.15.

We trust that we have adequately addressed all of the comments as raised.

Yours truly,

PRINCIPLE SECURITY INTERNATIONAL INCORPORATED

CHARLES PAYNE
Charles Payne
Principal Executive Officer
December 21, 2007